UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3 )*


                     Capitol American Financial Corporation
        ----------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, without par value
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                   140 55J 103
                                   -----------
                                 (CUSIP Number)



                                Page 1 of 6 Pages

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 2 of 6 Pages

CUSIP No.00754U101                13G                        Page 3 of 6 Pages


1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Barry J. Hershey

                                                            (a)            [  ]
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

         Not Applicable.

                                                            (b)            [  ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America

                         5.     SOLE VOTING POWER
                                   4,545,572 shares
NUMBER OF
SHARES                   6.     SHARED VOTING POWER
BENEFICIALLY                       1,310,371 shares
OWNED BY
EACH                     7.     SOLE DISPOSITIVE POWER
REPORTING                          4,545,572 shares
PERSON
WITH                     8.     SHARED DISPOSITIVE POWER
                                   1,310,371 shares




9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
               5,855,943 shares

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES                   [ X]
    CERTAIN SHARES*



11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
               33.4%

12. TYPE OF REPORTING PERSON*
               IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 3 of 6 Pages

Item 1.
-------
          (a) The issuer is Capitol American Financial Corporation, an Ohio corporation (the "Company").

          (b) The Company's principal executive offices are located at 1001 Lakeside Avenue, Cleveland, Ohio 44114.

Item 2.
-------
          (a)  The person filing this statement is Barry J. Hershey.

          (b) Mr. Hershey's principal business office is located at 1001 Lakeside Avenue, Cleveland, Ohio 44114.

          (c)  Mr. Hershey is a U.S. citizen.

          (d) The class of securities to which this Schedule 13(G) relates is Common Shares, without par value, of the Company (the "Common Shares").

          (e)  The CUSIP number of the Common Shares if 140 55J 103.

Item 3.
-------
           Not applicable.

Item 4.    Ownership.
---------------------

          (a) As of December 31, 1996, Mr. Hershey beneficially owned 5,855,943 Common Shares. Connie Hershey, Mr. Hershey's wife, beneficially owned an additional 1,885,000 Common Shares which are separately reported on Mrs. Hershey's Schedule 13G, as to which shares Mr. Hershey disclaims beneficial ownership.

          (b) The Common Shares beneficially owned by Mr. Hershey represented approximately 33.4% of the outstanding Common Shares as of December 31, 1996, based on 17,507,190 Common Shares outstanding.

          (c) Mr. Hershey has the sole power to vote and to dispose of 4,545,572 Common Shares.

                                Page 4 of 6 Pages

          (d) Mr. Hershey has the shared power to vote and dispose of 1,310,371 Common Shares.

Item 5.   Ownership of 5% or Less of a Class.
---------------------------------------------
          Not applicable

Item 6.   Ownership of More than 5% on Behalf of Another Person.
----------------------------------------------------------------
          Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the
--------------------------------------------------------------------------------
          Security Being Reported On By the Parent Holding Company.
          ---------------------------------------------------------
          Not applicable.

Item 8.   Identification and Classification of Members of the Group.
--------------------------------------------------------------------
          Not applicable.

Item 9.   Notice of Dissolution of Group.
----------------------------------------
          Not applicable.

Item 10.  Certification.
------------------------
          Not applicable.


                                Page 5 of 6 Pages

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
                                                     /s/  Barry J. Hershey
                                                     ---------------------
                                                          Barry J. Hershey

Date:  February 26, 1997



































                                Page 6 of 6 Pages